UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

JWC Acquisition Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

46634Y201

(CUSIP Number)

John W. Childs
c/o JWC Acquisition, LLC
111 Huntington Avenue, Suite 2900
Boston, Massachusetts  02199
(617) 753-1100

Copy to:

Bernard S. Kramer, Esq.
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, Illinois  60606-5096
312-372-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2010

(Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 46634Y201
1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Childs
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,071,436 shares (1)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 7,071,436 shares (1)
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,071,436 shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.7% (1)(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Rows 7, 9, 11 and 13 include the 2,513,334 Childs Sponsor Warrants (as defined below) and 2,241,386 Public Warrants (as defined below) which are not yet exercisable within 60 days as of the date of this Schedule 13D.

(2) The calculation of the foregoing percentage is based on 14,840,116 shares of the Issuer’s Common Stock outstanding, which includes an aggregate of 305,232 shares pending cancellation as a result of the underwriters not exercising their over-allotment option in connection with the Issuer’s initial public offering.

Page 2 of 8 Pages

Item 1.                      Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Statement”) relates is the common stock, par value $0.0001 per share (“Common Stock”) of JWC Acquisition Corp., a Delaware corporation (the “Issuer”).  The principal executive officers of the Issuer are located at 111 Huntington Avenue, Suite 2900, Boston, Massachusetts  02199.

Item 2.                      Identity and Background.

(a) Name of Person filing this Statement:

This Statement is being filed by John W. Childs (the “Reporting Person”).

(b) Residence or Business Address:

The Reporting Person’s business address is 111 Huntington Avenue, Suite 2900, Boston, Massachusetts  02199.

(c) Present Principal Occupation and Employment:

The Reporting Person’s principal occupation is as the Chairman and Chief Executive Officer of J.W. Childs Associates, L.P., a private equity firm.  The Reporting Person is also the Chairman and Chief Executive Officer of the Issuer.

(d) Criminal Convictions:

The Reporting Person has not been charged or convicted in a criminal proceeding during the last five years excluding traffic violations or similar misdemeanors.

(e) Civil Proceedings:

The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where, as a result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f) Citizenship:

The Reporting Person is a citizen of the United States.

Item 3.                      Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4.                      Purpose of Transaction.

Founder Shares

The Reporting Person is the controlling member of the Issuer’s sponsor, JWC Acquisition, LLC, a Delaware limited liability company (the “Sponsor”).  Under the terms of the Sponsor’s limited liability company agreement, the Reporting Person has sole voting and dispositive control of 100% of the Founder Shares (as defined below) which are held by the Sponsor. The Reporting Person disclaims beneficial ownership of the Founder Shares except to the extent of his pecuniary interest therein.

Page 3 of 8 Pages

On August 5, 2010, the Issuer and the Sponsor entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), pursuant to which the Sponsor purchased 2,464,286 shares of Common Stock (the “Founder Shares”) from the Issuer for an aggregate purchase price of $25,000.  Subsequently, on October 25, 2010, the Sponsor returned 124,170 of the Founder Shares to the Issuer for cancellation pursuant to a Contribution Agreement and, for their agreement to serve on the Issuer’s board of directors, transferred 11,700 Founder Shares to each of John K. Haley and Sonny King pursuant to a Securities Assignment Agreement.

On November 16, 2010, the Sponsor, the Reporting Person, the other members of the Sponsor and J.W. Childs Associates, L.P. entered into a letter agreement with the Issuer (the “Letter Agreement”).  Under the terms of the Letter Agreement, the Founder Shares generally may not be transferred, assigned or otherwise sold until (i) one year after the completion of the Issuer’s initial business combination described in the Issuer’s Registration Statement on Form S-1 (File No. 333-168798) (the “Initial Business Combination”), or earlier if, subsequent to the Initial Business Combination, the last sales price of the Issuer’s Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Initial Business Combination, or (ii) the date on which the Issuer consummates a liquidation, merger, stock exchange or other similar transaction after the Initial Business Combination that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.  In addition, the Letter Agreement requires the Sponsor (i) to return 302,180 Founder Shares to the Issuer for cancellation as a result of the underwriters not exercising their over-allotment option in connection with the Initial Public Offering and (ii) to forfeit an additional 287,791 Founder Shares in the event the last sales price of the Issuer’s Common Stock does not equal or exceed $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within 24 months following the closing of the Initial Business Combination.

Childs Sponsor Warrants

On November 23, 2010, pursuant to the Sponsor Warrants Purchase Agreement that was entered into on August 5, 2010 among the Issuer, the Reporting Person and other members of the Sponsor (as amended on October 25, 2010, the “Sponsor Warrants Purchase Agreement”), the Reporting Person purchased 2,513,334 Common Stock purchase warrants (“Childs Sponsor Warrants”) from the Issuer for $0.75 per warrant simultaneous with the consummation of the Issuer’s initial public offering (the “Initial Public Offering”).  Although as of the date of this Schedule the Childs Sponsor Warrants were not yet exercisable within 60 days, they have been included in the sole voting and dispositive beneficial ownership of the Reporting Person on the cover page of this Schedule.  The Reporting Person disclaims beneficial ownership of the Childs Sponsor Warrants, and any Common Stock issuable upon exercise thereof, until such date that the Childs Sponsor Warrants become exercisable within 60 days.

Under the terms of the Sponsor Warrants Purchase Agreement, the Letter Agreement (described above) and the Warrant Agreement entered into on November 17, 2010 between the Issuer and Continental Stock Transfer & Trust Company, as Warrant Agent (the “Warrant Agreement”), each Childs Sponsor Warrant is exercisable for one share of Common Stock at $11.50 per share.  The Childs Sponsor Warrants will not become exercisable until the later of (i) thirty days after the completion of the Initial Business Combination and (ii) twelve months after the closing of the Initial Public Offering; provided, in each case, that the shares issuable upon exercise of such warrants have been registered for resale pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”), and qualified for or exempt from registration under the securities laws of the state of residence of the holder.

           Subsequent Transactions

On December 21, 2010, January 11, 2011, January 12, 2011, January 13, 2011, January 14, 2011, February 3, 2011 and February 11, 2011, JWC Warrant Holdings, LLC, a Delaware limited liability company (“JWC Warrant Holdings”), purchased 578,486, 600,000, 900,000, 50,000, 100,000, 2,900 and 10,000 Common Stock purchase warrants, respectively, which were included in the units sold by the Issuer in the Initial Public Offering (the “Public Warrants”).  The Reporting Person is the controlling member of JWC Warrant Holdings, and, under the terms of JWC Warrant Holdings’ limited liability company agreement, has sole voting and dispositive control of the 2,241,386 Public Warrants purchased to date by JWC Warrant Holdings in privately negotiated transactions.  The Public Warrants purchased on December 21, 2010, were purchased for $0.55 per warrant and the remainder of the

Page 4 of 8 Pages

Public Warrants were purchased for $0.67 per warrant.  JWC Warrant Holdings may acquire additional warrants from time to time.

The Public Warrants have the same exercise price as the Child Sponsor Warrants and will become exercisable, if ever, at the same time as the Childs Sponsor Warrants.  Although as of the date of this Schedule the Childs Sponsor Warrants were not yet exercisable within 60 days, they have been included in the sole voting and dispositive beneficial ownership of the Reporting Person on the cover page of this Schedule.  The Reporting Person disclaims beneficial ownership of the Public Warrants, and any Common Stock issuable upon exercise thereof, until such date that the Public Warrants become exercisable within 60 days, and then, after such date, except to the extent of his pecuniary interest therein.

Communications

As a result of the Reporting Person’s ongoing review and evaluation of the business of the Issuer, the Reporting Person may communicate with other members of the Issuer’s board of directors, members of the Issuer’s management and/or other stockholders of the Issuer from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Issuer’ board of directors to create stockholder value.

Plans or Proposals

Other than as described in this Item 4 and in connection with the Initial Business Combination, the Reporting Person does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.                      Interests of Securities of the Issuer.

(a) and (b)                      The information contained on the cover page to this Schedule and set forth in Item 4 hereof is incorporated herein by reference.

(c)           The Reporting Person has not engaged in any transaction during the past 60 days involving shares of Common Stock, except, as described in Item 4 with respect to JWC Warrant Holdings’ purchases of Public Warrants and the Sponsor’s pending return of Founder Shares to the Issuer for cancellation.

(d)           None

(e)           Not applicable

Item 6.                      Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

On November 17, 2010, the Issuer, the Sponsor, the Reporting Person and the other members of the Sponsor entered into a Registration Rights Agreement (the “Registration Rights Agreement”), which, subject to certain limitations, (i) grants the holders of the Founder Shares and the Sponsor Warrants the right to make up to three demands, excluding short form registration demands, for the Issuer to register such securities for sale under the Securities Act, and (ii) provides for “piggy-back” registration rights to include such securities in other registration statements filed by the Issuer. The Registration Rights Agreement provides that the Issuer will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up periods described in Item 4 above.  The Issuer will bear the costs and expenses of filing any such registration statements.

Page 5 of 8 Pages

Item 7.                      Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Schedule:

Exhibit Number	Description
1.
Securities Purchase Agreement dated August 5, 2010 between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 (File No. 333-168798) filed by the Issuer with the Commission on August 12, 2010).

2.
Contribution Agreement dated October 25, 2010 between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.12 to Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-168798) filed by the Issuer with the Commission on October 26, 2010).

3.
Securities Assignment Agreement dated October 25, 2010 among the Issuer, the Sponsor, John K. Haley and Sonny King (incorporated by reference to Exhibit 10.13 to Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-168798) filed by the Issuer with the Commission on October 26, 2010).

4.
Letter Agreement dated as of November 16, 2010 among the Issuer, the Sponsor, J.W. Childs Associates, L.P. and each of the members of the Sponsor (incorporated by reference to Exhibit 10.2 to Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-168798) filed by the Issuer with the Commission on November 17, 2010).

5.
Sponsor Warrants Purchase Agreement dated August 5, 2010 among the Issuer and the members of the Sponsor (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 (File No. 333-168798) filed by the Issuer with the Commission on August 12, 2010).

6.
Amendment to Sponsor Warrants Purchase Agreement dated October 25, 2010 among the Issuer and the members of the Sponsor (incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-168798) filed by the Issuer with the Commission on October 26, 2010).

7.
Form of Warrant Agreement dated November 17, 2010 between Continental Stock Transfer & Trust Company and the Issuer (incorporated by reference to Exhibit 4.4 to Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-168798) filed by the Issuer with the Commission on November 12, 2010).

8.
Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.7 to Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-168798) filed by the Issuer with the Commission on October 26, 2010).

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      March 14, 2011

John W. Childs

By:  /s/ Bernard S. Kramer
    Bernard S. Kramer
    Attorney-in-Fact

Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit Number	Description
1.
Securities Purchase Agreement dated August 5, 2010 between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 (File No. 333-168798) filed by the Issuer with the Commission on August 12, 2010).

2.
Contribution Agreement dated October 25, 2010 between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.12 to Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-168798) filed by the Issuer with the Commission on October 26, 2010).

3.
Securities Assignment Agreement dated October 25, 2010 among the Issuer, the Sponsor, John K. Haley and Sonny King (incorporated by reference to Exhibit 10.13 to Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-168798) filed by the Issuer with the Commission on October 26, 2010).

4.
Letter Agreement dated as of November 16, 2010 among the Issuer, the Sponsor, J.W. Childs Associates, L.P. and each of the members of the Sponsor (incorporated by reference to Exhibit 10.2 to Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-168798) filed by the Issuer with the Commission on November 17, 2010).

5.
Sponsor Warrants Purchase Agreement dated August 5, 2010 among the Issuer and the members of the Sponsor (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 (File No. 333-168798) filed by the Issuer with the Commission on August 12, 2010).

6.
Amendment to Sponsor Warrants Purchase Agreement dated October 25, 2010 among the Issuer and the members of the Sponsor (incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-168798) filed by the Issuer with the Commission on October 26, 2010).

7.
Form of Warrant Agreement dated November 17, 2010 between Continental Stock Transfer & Trust Company and the Issuer (incorporated by reference to Exhibit 4.4 to Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-168798) filed by the Issuer with the Commission on November 12, 2010).

8.
Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.7 to Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-168798) filed by the Issuer with the Commission on October 26, 2010).

Page 8 of 8 Pages